Exhibit 99.1

For Immediate Release

WSP Holdings Restructures Short-term Debt with Syndicated Loan from Eight Commercial Banks

WUXI, China, Sep. 08, 2011 -- WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced that its wholly-owned subsidiary, Wuxi Seamless Oil Pipes Company Limited ("WSP China"), entered into a syndicated bank credit facility agreement with two major lead banks and six other participating commercial banks for up to RMB3.5 billion (approximately $547.9 million). Out of this amount, RMB2.86 billion (approximately $447.7 million) of the syndicated loan facility has been approved and made immediately available to WSP China, while the remaining balance of RMB640 million (approximately $100.2 million) is subject to the banks’ further approval over the next three years.

The syndicated loan facility allows the Company to replace its existing short-term borrowings with mid-term working capital loans and helps the Company improve its current cash flow position and liquidity.

The credit facility consists of approximately 60% working capital loans and 40% trade financing facility. The term of working capital loans ranges from one to three years and bears an interest rate based on a 105% of the benchmark rate of People’s Bank of China for similar loans. WSP China will be subject to continued compliance with certain bank loan covenants including maintaining certain required financial ratios and has pledged certain assets including land use rights and plant premises to the banks as collateral.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will,""expects,""anticipates,""future,""intends,""plans,""believes,""estimates" and similar statements. Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement. Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

For more information, please contact:

WSP Holdings Limited
Mr. Choon-Hoi Then, Chief Financial Officer
Phone: +86-510-8536-0401
Email: info@wsphl.com
Web: http://www.wsphl.com

CCG Investor Relations, Inc.
Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
Web: http://www.ccgirasia.com

Ms. Elaine Ketchmere, Partner
Phone: +1-310-954-1345 (Los Angeles)
Email: elaine.ketchmere@ccgir.com

Source WSP Holdings Limited